November 4, 2008

United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          China Entertainment Group, Inc.
Item 4.01 Form 8-K
Filed October 17, 2008
File No. 0-29019

Per your letter of October 20, 2008, we are filing an 8-K/A on November 5, 2008 addressing your comments.

Comment #1.     Please see 8-K/A dated November 5, 2008.

Comment #2.     Please see 8-K/A dated November 5, 2008

China Entertainment Group, Inc. acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Martin Goldrod
President and Chief Executive Officer
China Entertainment Group, Inc.